

13030084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68456

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larson Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1015 Corporate Square Drive, Suite 300
(No. and Street)

St. Louis	Missouri	63132
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jaret Perryman 314-787-7436
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mueller Prost PC
(Name – *if individual, state last, first, middle name*)

7733 Forsyth Blvd., Suite 1200	St. Louis	Missouri	63105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jaret Perryman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larson Financial Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO & CCO

Title

Notary Public


ASHLIE PINSON
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 11001070
My Commission Expires March 24, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (exemption)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSON FINANCIAL SECURITIES, LLC

FINANCIAL STATEMENTS, ADDITIONAL INFORMATION AND REPORT ON INTERNAL CONTROLS

DECEMBER 31, 2012

Mueller Prost PC
CPAs + Business Advisors

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

TABLE OF CONTENTS

Mueller Prost PC
CPAs + Business Advisors



To the Board of Directors and Stockholders
Larson Financial Securities, LLC
St. Louis, Missouri

INDEPENDENT AUDITORS' REPORT

Report on the Financial Statements

We have audited the accompanying statement of financial condition of *Larson Financial Securities, LLC* (the "Company"), as of December 31, 2012, and the related statements of income, member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *Larson Financial Securities, LLC* as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The additional information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the financial statements, but is additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The additional information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the additional information is fairly stated in all material respects in relation to the financial statements as a whole.

Mueller Prost PC

Certified Public Accountants

February 26, 2013
St. Louis, Missouri

LARSON FINANCIAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Assets		
Cash	$	253,374
Accounts receivable - brokers		25,375
Commissions receivable		330,633
Prepaid assets		15,500
Deposits		2,393
Total Assets	**$**	**627,275**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	920
Accrued other		10,049
Accrued commissions		297,570
Total Liabilities		308,539
Member's Equity		318,736
Total Liabilities and Member's Equity	**$**	**627,275**

The notes to financial statements are an integral part of this statement.

LARSON FINANCIAL SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Income		
Commissions	$	11,398,349
Interest		1,412
Total Income		11,399,761
Expense		
Broker commissions		10,528,737
Insurance		1,323
Licenses and permits		34,997
Management fees		41,599
Professional fees		23,142
Other		247
Total Expense		10,630,045
Net Income	**$**	**769,716**

The notes to financial statements are an integral part of this statement.

LARSON FINANCIAL SECURITIES LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Balance at January 1, 2012	$	566,720
Distributions to member		(1,017,700)
Net income		769,716
Balance at December 31, 2012	**$**	**318,736**

The notes to financial statements are an integral part of this statement.

LARSON FINANCIAL SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Provided by Operating Activities	
Net income	$ 769,716
Adjustments to reconcile net income to net cash provided by operating activities	
Change in assets - (increase) decrease	
Accounts receivable - brokers	(11,931)
Commissions receivable	(330,633)
Prepaid expenses	(8,596)
Deposits	6,912
Change in liabilities - increase (decrease)	
Accounts payable	920
Accrued expenses	49
Accrued commissions	297,570
Total Adjustments	(45,709)
Net Cash Provided by Operating Activities	724,007
Cash Flows from Financing Activities	
Distributions to member	(1,017,700)
Net Cash used in Financing Activites	(1,017,700)
Net Decrease in Cash	(293,693)
Cash - Begininng of the Year	547,067
Cash - End of the Year	**$ 253,374**

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding *Larson Financial Securities, LLC's* financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Larson Financial Securities, LLC (the "Company") is a wholly-owned subsidiary of *Larson Financial Holding Company, LLC* and is a registered securities broker-dealer that specializes in variable universal life insurance, mutual funds and municipals. The Company was formed in November 2009 and began operations in July 2010. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

Recognition of Income and Expenses

Commission income and associated broker commission fees related to securities transactions are recognized when the premiums are (1) paid by the insured to the carrier of the insurance policies, (2) accepted by the insurance carrier, and (3) remitted to the Company. Because of the investment nature of variable universal life policies and the industry's historical experience, the payment of premium is treated as the transaction date of the security. Pursuant to an agreement with one carrier, the carrier has the right to charge the Company for premiums paid that is deemed by the carrier to be unearned upon a customer's cancellation of coverage. The Company does not anticipate cancellation by its customers and therefore, no reserve for refund to the carrier has been recorded.

Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash accounts in several commercial banks. The majority of the balances are insured by the Federal Deposit Insurance Corporation up to $250,000 for the year ended December 31, 2012. At various times throughout the year ended December 31, 2012, the Company's cash balances have exceeded the insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable - Brokers

The Company pays certain required insurance coverage on behalf of the brokers. These amounts are subsequently reimbursed to the Company in the form of withheld commissions due to the respective broker. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2012, there was no allowance balance required.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a single member Missouri limited liability company ("LLC") and operates under an operating agreement, that provides for, among other things, the continuation of the Company for a perpetual term, unless terminated as provided for in the Operating Agreement. In addition, as provided for in the Operating Agreement, no member or manager shall be personally liable for any debts of the Company, unless personally guaranteed by the member or manager pursuant to a separate document. In lieu of corporate income taxes, the member of the LLC is taxed on the entity's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company follows the guidance of "*FASB Accounting Standards Codification 740-10, Income Taxes – Overall*" as of and for the year ending December 31, 2012. Included in this is a requirement under *Accounting for Uncertainty in Income Taxes* that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements. Further, the code section prescribes the benefit or expense to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. The Company has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2012.

The federal and state income tax returns of the Company for 2012, 2011, and 2010 are subject to examination by the respective taxing authorities generally for three years after they were filed.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Subsequent Events

Management has evaluated subsequent events through February 26, 2013, the date which the financial statements where available to be issued.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $242,405 which was $221,836 in excess of its required minimum net capital of $20,569. The Company's ratio of aggregate indebtedness to net capital was 1.273 to 1.

NOTE 3 RELATED PARTY TRANSACTIONS

The Company has an agreement with an affiliated company, Larson Financial Group ("LFG"), whereby LFG furnishes office space and management services in connection with the development, promotion, management and operation of the Company's business, in exchange for a $3,466 monthly fee. Total expense paid to LFG was $41,599 for the year ended December 31, 2012.

The Company incurred broker commission expense to affiliates totaling $8,583,019 during the year ended December 31, 2012. In addition, accrued commissions include $126,299 of commissions payable to affiliates at December 31, 2012.

NOTE 4 CONCENTRATIONS

The Company earned a substantial portion of its income for commissions earned on the sale of variable universal life insurance policies. Income earned on commissions from these products represented 96% of income for the year ended December 31, 2012. In addition, 98% of the commissions earned on the sale of variable universal life insurance policies are issued by two carriers for the year ended December 31, 2012.

LARSON FINANCIAL SECURITIES, LLC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2012

1. Total ownership equity from Statement of Financial Condition			$ 318,736	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			318,736	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 318,736	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 76,331	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(76,331)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 242,405	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 242,405	3750

OMIT PENNIES

See independent auditors' report.

LARSON FINANCIAL SECURITIES, LLC
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2012

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	20,569	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	20,569	3760
14. Excess net capital (line 10 less 13)	$	221,836	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	211,551	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	308,539	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	308,539	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	127.28	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

See independent auditors' report.

LARSON FINANCIAL SECURITIES, LLC
EXEMPTIVE PROVISION AND SCHEDULED WITHDRAWALS
DECEMBER 31, 2012

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . X [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

______ [4335] ______ [4570]

D. (k) (3) - Exempted by order of the Commission . . . . ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		
			OMIT PENNIES		

See independent auditors' report.

To the Board of Directors and Stockholders
Larson Financial Securities, LLC
St. Louis, Missouri

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements of *Larson Financial Securities, LLC* (the "Company"), as of for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with Management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROLS (CONTINUED)

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mueller Prost PC

Certified Public Accountants

February 26, 2013
St. Louis, Missouri

LARSON FINANCIAL SECURITIES LLC

AGREED-UPON PROCEDURES

DECEMBER 31, 2012

Mueller Prost PC
CPAs + Business Advisors

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

TABLE OF CONTENTS

To the Board of Directors and Stockholders
Larson Financial Securities, LLC
St. Louis, MO

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments – General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by *Larson Financial Securities, LLC* (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mueller Prost PC

Certified Public Accountants

February 26, 2013
St. Louis, Missouri

SCHEDULE OF AGREED-UPON PROCEDURES WITH PROCEDURES AND OBSERVATIONS

AUP ITEM 1 – COMPARED THE LISTED ASSESSMENT PAYMENTS IN FORM SIPC-7 WITH RESPECTIVE CASH DISBURSEMENT RECORDS.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.	a. We obtained the Form SIPC-7 completed by Larson Financial Securities LLC (the "Company") for the period January 1, 2012 – December 31, 2012. We reviewed calculations and inspected signed check for general assessment due.	a. General assessment due was calculated as $164.00. Mueller Prost PC ("MPPC") sighted check #1101 dated 1/13/2013 and made out to SIPC for $82.00. The check was made addressed to Securities Investor Protection Corp, PO Box 92185, Washington, DC 20090-2185. MPPC observed check #1084 dated 7/30/2012, also made out SIPC. This was for payment made with SIPC-6 filed 7/30/12 as shown on 2b of the SIPC-7. The check was made addressed to Securities Investor Protection Corp, PO Box 92185, Washington, DC 20090-2185. No differences were noted.

AUP ITEM 2 – COMPARED THE AMOUNTS REPORTED ON THE AUDITED FORM X-17A-5 FOR THE YEAR ENDED DECEMBER 31, 2012, AS APPLICABLE, WITH THE AMOUNTS REPORTED IN FORM SIPC-7 FOR THE YEAR ENDED DECEMBER 31, 2012.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012.	a. We obtained the audited Form X-17A-5 for the year ended December 31, 2012 and compared the total amounts, as applicable, that were also reported on the Form SIPC-7 for the year ended December 31, 2012.	a. Total revenue reported on the audited Form X-17A-5 was $11,399,761, which agrees to the amount reported on the Form SIPC-7 for total revenue. No other amounts on the audited Form X-17A-5 were noted on the Form SIPC-7.

AUP ITEM 3 – COMPARED ANY ADJUSTMENTS REPORTED IN FORM SIPC-7 WITH SUPPORTING SCHEDULES AND WORKING PAPERS.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.	a. We obtained the Form SIPC-7 completed by the Company for the period January 1, 2012 – December 31, 2012 and reviewed the adjustments reported.	a. Total deductions of $11,334,212 were reported on Page 2 of the Form SIPC-7 relating to revenue from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. The amount related to such items on the audited trial balance was determined to be $11,334,212.

AUP ITEM 4 – PROVED THE ARITHMETICAL ACCURACY OF THE CALCULATIONS REFLECTED IN FORM SIPC-7 AND IN THE RELATED SCHEDULES AND WORKING PAPERS SUPPORTING THE ADJUSTMENTS.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.	a. We obtained the Form SIPC-7 and footed the schedule determining the SIPC Net Operating Revenue and recalculated the General Assessment using the approved rate of 0.25%.	a. No exceptions were noted on the arithmetical accuracy of the Form SIPC-7 as filed.

SCHEDULE OF ASSESSMENT AND PAYMENTS – GENERAL ASSESSMENT RECONCILIATION ("FORM SIPC-7")

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068456 FINRA DEC
LARSON FINANCIAL SECURITIES LLC 17*17
1015 CORPORATE SQUARE DR STE 300
SAINT LOUIS MO 63132-2938

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 164
   B. Less payment made with SIPC-6 filed (exclude interest) (82)
      07/30/2012
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 82
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 82
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 82
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LARSON Financial Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO/CCO
(Title)

Dated the 31 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,399,761
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	11,334,212
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	11,334,212
2d. SIPC Net Operating Revenues	$ 65,549
2e. General Assessment @ .0025	$ 164

(to page 1, line 2.A.)